
03025196


RECD S.E.C.
JUL 1 2003
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2002

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________ to ______________

Commission file number 1-5911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below Spartech Polycom, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Spartech Corporation, 120 S. Central Avenue, Suite 1700, Clayton, Missouri 63105



Spartech Polycom, Inc. 401(k) Profit Sharing Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for benefits as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Auditors

99.1-- Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH POLYCOM, INC.
401(k) PROFIT SHARING PLAN

Date June 30, 2003

Patricia F. Parrucci
National City Bank
Trustee

Financial Statements and Supplemental Schedule

Spartech Polycom, Inc. 401(k) Profit Sharing Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Plan Administrator
Spartech Polycom, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Spartech Polycom, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 5, 2003

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments at fair value:		
Shares of registered investment companies:		
ARMADA Government Money Market Fund	$ **1,120,187**	$ 1,037,326
Janus Investments Worldwide Fund	**1,551,339**	1,794,799
Putnam New Opportunities	**1,051,767**	1,291,208
Putnam Fund for Growth & Income	**827,047**	1,027,728
George Putnam of Boston	**-**	18,265
AIM Balanced Fund	**392,283**	442,839
ARMADA Equity Index Fund	**1,328,412**	1,570,149
Spartech Corporate Stock	**1,125,977**	966,166
Participant loans	**185,690**	171,142
Total investments	**7,582,702**	8,319,622
Employer contribution receivable	**458,921**	583,750
Employee contributions receivable	**39,308**	38,169
Net assets available for benefits	$ **8,080,931**	$ 8,941,541

See accompanying notes.

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2002	2001
Additions:		
Investment income:		
Interest and dividend income	$ 99,014	$ 123,378
Contributions:		
Employee	650,972	636,482
Employer	599,903	722,621
Total additions	1,349,889	1,482,481
Deductions:		
Payments to participants	(486,295)	(361,019)
Net depreciation in fair value of investments	(1,723,742)	(1,388,026)
Other	(462)	(1,102)
Net decrease	(860,610)	(267,666)
Net assets available for benefits, beginning of year	8,941,541	9,209,207
Net assets available for benefits, end of year	$ 8,080,931	$ 8,941,541

See accompanying notes.

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2002 and 2001

1. Description of Plan

The following description of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan covers substantially all full-time nonunion employees of Spartech Polycom, Inc. (the Company) who have six months of service and are age twenty-one (21) or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees may elect to defer up to 10% of their compensation, as defined in the Plan, in 1% increments subject to Internal Revenue Code limitations.

The Company has elected to match $.25 for each dollar contributed by participants up to 6% of their annual deferral. In addition, the Company may also make an annual profit sharing contribution to the Plan, the amount of which is determined by the Company's Board of Directors. The profit sharing contribution follows the participant's elective deferral for investment purposes.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of Plan (continued)

Vesting

Participants are immediately 100% vested in their elective contributions plus actual earnings. Effective January 1, 2002, vesting in the profit sharing and matching contributions are based on years of service as follows:

Year	Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Withdrawals and Loans

The Plan also permits hardship withdrawals and loans subject to provisions of the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum payment or a direct rollover or a combination of the two, equal to the value of his or her account.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments are stated at fair value. The shares of registered investment companies and Spartech Corporate Stock are valued at quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

Transactions with Parties-in-Interest

Fees paid for custodian, accounting, and other services rendered by parties-in-interest are paid by the Company.

3. Investments

The net (depreciation) or appreciation in investments by investment type is summarized as follows:

	Net Change in Fair Values for December 31	
	2002	**2001**
Investments at fair value as determined by quoted market price:		
Employer securities	**$ (24,935)**	$ 14,176
Registered investment companies	**(1,698,807)**	(1,402,202)
Net change in fair value	**$ (1,723,742)**	$(1,388,026)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed an intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Supplemental Schedule

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

EIN: 25-1325696 Plan 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Description of Investment and Identity of Issuer, Borrower, or Similar Entity	Number of Shares/ Par Value	Fair Value
AIM Balanced Fund	18,851	$ 392,283
Janus Investments Worldwide Fund	48,191	1,551,339
Putnam New Opportunities	38,810	1,051,767
ARMADA Government Money Market Fund	1,120,187	1,120,187
ARMADA Equity Index Fund	175,416	1,328,412
Putnam Fund for Growth & Income	58,865	827,047
*Spartech Corporate Stock	54,580	1,125,977
Participant loans	5.25% to 10.5%	185,690
Total investments		$ 7,582,702

*Party-in-interest

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-30878) pertaining to the Spartech Polycom, Inc. 401(k) Profit Sharing Plan of our report dated May 5, 2003, with respect to the financial statements and schedule of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in this annual report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of Spartech Corporation.

Date: June 30, 2003

Bradley B. Buechler
Chairman, President and
Chief Executive Officer

Randy C. Martin
Executive Vice President
and Chief Financial
Officer

A signed original of this written statement required by Section 906 has been provided to Spartech Corporation and will be retained by Spartech Corporation and furnished to the Securities and Exchange Commission or its staff upon request.